SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                  For the quarterly period ended March 31, 2000

                                 ---------------

                       VERSATEL TELECOM INTERNATIONAL N.V.
             (Exact name of Registrant as specified in its charter)

                                Hullenbergweg 101
                           1101 CL Amsterdam-Zuidoost
                                 The Netherlands
                    (Address of principal executive offices)

                                 --------------

               Indicate by check mark whether the registrant files
                  or will file annual reports under cover Form
                               20-F or Form 40-F.

                            Form 20-F [X] Form 40-F ___

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
                        furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.

                                  Yes ___ No [X]

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                       VERSATEL TELECOM INTERNATIONAL N.V.

                          QUARTERLY REPORT ON FORM 6-K
                       FOR THE PERIOD ENDED MARCH 31, 2000

                                      INDEX
                                      -----

                                                                            Page
                                                                            ----

PART I:  FINANCIAL INFORMATION

ITEM 1.  Financial Statements.................................................4

         Unaudited Consolidated Balance Sheet as of March 31, 2000 and
         Audited Consolidated Balance Sheet as of December 31, 1999...........4

         Unaudited Consolidated Statements of Operations for the Three Months
         Ended March 31, 2000 and March 31, 1999...............................6

         Unaudited Consolidated Statements of Cash Flows for the Three Months
         Ended March 31, 2000 and March 31, 1999...............................7

         Notes to the Unaudited Consolidated Financial Statements..............8

ITEM 2.  Management's Discussion and Analysis of Financial Condition and
         Results of Operations................................................11

ITEM 3.  Quantitative and Qualitative Disclosures about Market Risk...........20


PART II: OTHER INFORMATION....................................................21

SIGNATURES....................................................................22

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Quarterly Report on Form 6-K includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

                  o Our anticipated expansion plans for our network and growth strategies,
                  o Our expectation of the impact of this expansion on our revenue potential, cost basis and margins,
                  o   Our expectation of the competitiveness of our services,
                  o   Our intention to introduce new products and services,
                  o Anticipated trends and conditions in our industry, including regulatory reform and the liberalization of telecommunications services across Europe, and
                  o Our ability to compete, both nationally and internationally.


     In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                           PRESENTATION OF INFORMATION

     As of January 1, 2000, we publish our financial statements in euros. In this document, references to "U.S. dollars" or "$" are to United States dollars, references to "Dutch guilders" or "NLG" are to the currency of The Netherlands, and references to "euros" or "[euro symbol omitted]" are to the currency introduced at the start of the third stage of Economic and Monetary Union ("EMU") pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on European Union. Solely for the convenience of the reader, this document contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translation of euros into U.S. dollars has been made at [euro symbol omitted]0.96 per $1.00, the noon buying rate in the City of New York for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2000.

                         PART I - FINANCIAL INFORMATION

ITEM 1.    FINANCIAL STATEMENTS

                       VERSATEL TELECOM INTERNATIONAL N.V.

                       AUDITED CONSOLIDATED BALANCE SHEET
               AS OF DECEMBER 31, 1999 AND UNAUDITED CONSOLIDATED
                       BALANCE SHEET AS OF MARCH 31, 2000
                             (amounts in thousands)



                                                              December 31, 1999                March 31, 2000
                                                              -----------------      ----------------------------------
                                                                                                 (unaudited)

                                                              [euro symbol omitted]    [euro symbol omitted]    US$
ASSETS
Current Assets:
  Cash..................................................        984,782                  1,660,944          1,594,506
  Restricted cash, current portion......................         44,580                     46,889             45,013
  Accounts receivable, net..............................         13,377                     25,169             24,162
  Inventory, net........................................          2,028                      1,533              1,472
  Unbilled revenues.....................................         13,221                     13,290             12,758
  Prepaid expenses and other............................         29,594                     88,813             85,261
                                                             ----------                 ----------         ----------
      Total current assets..............................      1,087,582                  1,836,638          1,763,172
                                                             ----------                 ----------         ----------

Fixed Assets:
  Property, plant and equipment, net....................        232,694                    255,620            245,395
  Construction in progress..............................         81,803                    105,555            101,333
                                                             ----------                 ----------         ----------
      Total fixed assets................................        314,497                    361,175            346,728
                                                             ----------                 ----------         ----------

Investment, at cost.....................................              -                      1,359              1,305
Restricted cash, net of current portion.................         21,469                     22,581             21,678
Capitalized finance costs, net..........................         28,255                     46,465             44,606
Other non-current assets................................         14,344                     14,328             13,755
Goodwill, net...........................................        196,973                    191,892            184,216
                                                             ----------                 ----------         ----------

Total assets............................................      1,663,120                  2,474,438          2,375,460
                                                             ==========                 ==========         ==========



          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                    AUDITED CONSOLIDATED BALANCE SHEET AS OF
                  DECEMBER 31, 1999 AND UNAUDITED CONSOLIDATED
                       BALANCE SHEET AS OF MARCH 31, 2000
                             (amounts in thousands)



                                                         December 31, 1999                        March 31, 2000
                                                         -----------------            -------------------------------------
                                                                                                    (unaudited)

                                                         [euro symbol ommitted]       [euro symbol ommitted]       US$

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable.....................................        71,165                         68,985                 66,226
  Accrued liabilities..................................        73,249                         81,057                 77,815
  Unearned revenue....................................          2,359                          5,598                  5,374
  Current portion of capital lease obligations.........        14,866                         16,607                 15,942
                                                           ----------                     ----------              ---------
      Total current liabilities........................       161,639                        172,247                165,357
                                                           ----------                     ----------              ---------

Capital lease obligations, net of current portion......        27,214                         27,462                 26,364
Long-term liabilities..................................         5,071                          6,502                  6,242
Long-term debt (Senior Notes and Senior
Convertible Notes).....................................       961,527                      1,648,763              1,582,812
                                                           ----------                     ----------              ---------
      Total liabilities................................     1,155,451                      1,854,974              1,780,775
                                                           ----------                     ----------              ---------

Shareholders' Equity:
  Ordinary shares, NLG 0.05 par value..................         1,797                          1,931                  1,854
  Additional paid-in capital...........................       743,619                        943,388                905,652
  Warrants.............................................         2,088                          1,785                  1,714
  Accumulated deficit..................................      (239,835)                      (327,640)              (314,535)
                                                           ----------                     ----------              ---------
      Total shareholders' equity.......................       507,669                        619,464                594,685
                                                           ----------                     ----------              ---------

Total liabilities and shareholders' equity.............     1,663,120                      2,474,438              2,375,460
                                                           ==========                     ==========              =========


          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
          FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND MARCH 31, 1999
              (amounts in thousands, except for per share amounts)



                                                                                Three Months Ended
                                                               March 31, 1999                March 31, 2000
                                                           ---------------------- ------------------------------------------
                                                             [euro symbol omitted]          [euro symbol omitted]       US$
OPERATING REVENUES........................................   7,034                          29,175                  28,008

OPERATING EXPENSES:
  Cost of revenues, excluding depreciation................   5,665                          22,213                  21,324
  Selling, general and administrative.....................   9,157                          36,745                  35,275
  Depreciation and amortization...........................   1,399                          15,284                  14,673
                                                           -------                        --------                --------
         Total operating expenses.........................  16,221                          74,242                  71,272
                                                           -------                        --------                --------

      Operating Loss......................................  (9,187)                        (45,067)                (43,264)

OTHER INCOME (EXPENSES):
  Foreign currency exchange gains (losses), net            (18,280)                        (24,076)                (23,113)
  Interest income ........................................   2,742                           9,229                   8,860
  Interest expense........................................ (10,843)                        (28,298)                (27,166)
                                                           -------                        --------                --------
         Total other income (expenses).................... (26,381)                        (43,145)                (41,419)

         Loss before income taxes......................... (35,568)                        (88,212)                (84,683)
                                                           -------                        --------                --------

Credit from income taxes..................................  --                                  41                      39
                                                           -------                        --------                --------

         Net loss before minority share................... (35,568)                        (88,171)                (84,644)
                                                           -------                        --------                --------

Minority share............................................  --                                 367                     352
                                                           -------                        --------                --------

         Net loss......................................... (35,568)                        (87,804)                (84,292)
                                                           =======                        ========                ========

Net loss per share (basic and diluted)....................   (0.91)                          (1.10)                  (1.05)

Weighted average number of shares outstanding.............  38,985                          80,036                  80,036



          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND MARCH 31, 1999
                             (amounts in thousands)





                                                                                          Three Months Ended
                                                                              March 31, 1999              March 31, 2000
                                                                             ---------------    ------------------------------------
                                                                             [euro symbol omitted]  [euro symbol omitted]     US$
Cash Flows from Operating Activities:
  Net loss..................................................................     (35,568)            (87,804)               (84,292)
  Adjustments to reconcile net loss to net cash used in operating activities--
    Depreciation and amortization...........................................       1,385              15,284                 14,673
    Amortization finance cost...............................................         340               1,107                  1,063
    Deferred income.........................................................          35               3,239                  3,109
    Exchange loss on long-term debt and restricted cash.....................      18,779              23,800                 22,846
Changes in other operating assets and liabilities
  Accounts receivable.......................................................      (1,322)            (11,792)               (11,320)
  Inventory.................................................................        (866)                495                    475
  Prepaid expenses and other................................................      (2,056)              2,312                  2,220
  Accounts payable..........................................................       4,852              (2,180)                (2,093)
  Due to related parties....................................................        (366)                  -                      -
  Accrued liabilities.......................................................      19,209               9,357                  8,983
                                                                              ----------           ---------              ---------
    Net cash provided by (used in) operating activities.....................       4,422             (46,182)               (44,336)
                                                                              ==========           =========              =========

Cash Flows from Investing Activities:
  Capital expenditures......................................................     (23,683)            (56,726)               (54,457)
    Finance costs senior notes and convertible loans .......................           -             (19,317)               (18,544)
    Acquisition of business, net of cash acquired ..........................           -             (62,959)               (60,441)
                                                                              ----------           ---------              ---------
    Net cash used in investing activities ..................................     (23,683)           (139,002)              (133,442)
                                                                              ==========           =========              =========

Cash Flows from Financing Activities:
  Payments under capital lease obligations..................................          (6)              1,989                  1,909
  Redemptions of short-term loans ..........................................           -              (1,550)                (1,488)
  Proceeds from long-term debt .............................................           -               1,431                  1,374
  Proceeds from senior notes and convertible loans .........................           -             659,877                633,482
  Warrants exercised .......................................................           -                  54                     52
  Proceeds exercised options ...............................................           -               1,145                  1,100
  Shareholder contributions.................................................           -             198,400                190,464
                                                                              ----------           ---------              ---------
    Net cash provided by (used in) financing activities.....................          (6)            861,346                826,893
                                                                              ==========           =========              =========

 Net Increase (Decrease) in Cash............................................     (19,267)            676,162                649,115
 Cash, beginning of the period..............................................     168,813             984,782                945,391
                                                                              ----------           ---------              ---------
 Cash, end of the period....................................................     149,546           1,660,944              1,594,506
                                                                              ==========           =========              =========

 Supplemental Disclosures of Cash Flow Information:
  Cash paid for--
    Interest (net of amounts capitalized)...................................       3,593             35,536                  34,115
    Income taxes............................................................          --                 --                      --


          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                       NOTES TO THE UNAUDITED CONSOLIDATED
                              FINANCIAL STATEMENTS

                        AS OF MARCH 31, 2000 AND FOR THE
                   THREE MONTHS ENDED MARCH 31, 1999 AND 2000


1.   Financial Presentation and Disclosures

     In the opinion of management, the accompanying unaudited condensed consolidated financial statements of Versatel Telecom International N.V. and its wholly owned subsidiaries (the "Company") have been prepared in conformity with U.S. generally accepted accounting principles ("US GAAP") and contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the Company's consolidated financial position as of March 31, 2000, and the results of operations and cash flows for the three months ended March 31, 1999 and 2000.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these financial statements be read in conjunction with the Company's 1999 audited financial statements and the notes related thereto, filed on Form 20-F, as amended. The results of operations for the three months ended March 31, 2000 may not be indicative of the operating results for the full year.

     As of March 31, 2000, the Company (directly or indirectly) wholly owned the following subsidiaries:

              - Versatel Telecom Europe B.V.
              - Versatel Telecom Netherlands B.V.
              - Versatel Telecom Belgium N.V.
              - Bizztel Telematica B.V.
              - CS Net B.V.
              - CS Engineering B.V.
              - Numedi Net N.V. (70% owned by the Company)
              - Amstel Alpha B.V.
              - SpeedPort N.V.
              - Glabana U.S.A., Inc.
              - 7-klapper Beheer B.V.
              - VuurWerk Internet B.V.
              - VuurWerk Access B.V.
              - ITinera Services N.V.
              - Svianed B.V.
              - Zon Netherlands N.V. (90% owned by the Company)
              - VEW Telnet GmbH
              - Versatel Deutschland Holding GmbH
              - Versatel Deutschland Verwaltungs GmbH
              - KomTel GmbH (80% owned by the Company)

     All intercompany assets, liabilities and transactions have been eliminated in consolidation, with the exception of KomTel GmbH, see note 2.

     As of March 31, 2000, the Company (directly or indirectly) wholly owned the following investments:

          - Hot Orange B.V. (10%)

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured as its fair value. It also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

     SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000 and can not be applied retroactively. The Company has not yet quantified the impacts of adopting SFAS No. 133 on the financial statements and have not determined the timing of or method of our adoption of SFAS No. 133.

2.   Acquisition of new business

     On March 24, 2000, Versatel acquired 80% of the outstanding common shares of KomTel GmbH from Stadtwerke Flensburg Gmbh and other shareholders for [euro symbol omitted]61.6 million in cash and the assumption of approximately [euro symbol omitted]13.0 million in existing debt. Versatel has an option to purchase the remaining 20% from Stadtwerke Flensburg GmbH in 2002 for [euro symbol omitted] 15.4 million. Key (unaudited) figures for KomTel as December 31, 1999 under German GAAP are: sales of [euro symbol omitted]31.0 million, shareholders' equity of [euro symbol omitted]3.7 million, total assets of [euro symbol omitted]35.6 million and a loss for the financial year ended December 31, 1999 of [euro symbol omitted]9.6 million.

     In view of the fact that the acquisition was consummated close to March 31, 2000, KomTel was not able to provide the Company with the necessary information to enable it to consolidate Komtel in its quarterly financial statements for the period ended March 31, 2000.

     The payment of [euro symbol omitted]61.6 million in connection with the KomTel acquisition is recorded in the Prepaid expenses and other.

3.   Foreign Currency Transactions

     The Company's reporting currency is the euro. Transactions involving other currencies are converted into euro using the exchange rates which are in effect at the time of the transactions.

     At the balance sheet date, monetary assets and liabilities which are denominated in other currencies are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency re-measurements are reflected in the accompanying statements of operations.

     For the three months ended March 31, 2000 an exchange loss of [euro symbol omitted]28.6 million was realized on the long-term debt (13-1/4% senior notes and 11-7/8% senior notes, denominated in U.S. dollars). In the same period, an exchange gain was realized on the cash, partly denominated in U.S. dollars, to an amount of [euro symbol omitted]1.7 million and on the restricted cash, fully denominated in U.S. dollars, to an amount of [euro symbol omitted]3.3 million.

4.   Financial Condition and Operations

     For the period ended March 31, 2000, the Company had a loss of [euro symbol omitted]87.8 million. In addition, the Company had an accumulated deficit of [euro symbol omitted]327.6 million as of March 31, 2000.

     Although the Company expects to incur operating losses and net losses for the foreseeable future as it incurs additional costs associated with the development and expansion of the Company's network, the expansion of its marketing and sales organization and the introduction of new telecommunications services, it has a positive working capital of [euro symbol omitted]1,666.4 million at March 31, 2000, which should enable it to continue its operations through March 31, 2001. The Company expects to raise additional funds in 2000 through public or private financings or from financial institutions.

5.   Commitments

     Commitments, mainly in connection to the roll-out of the Company's network and the lease agreement relating to the new principal executive offices of the Company, not yet recorded on the balance sheet, amount to approximately [euro symbol omitted]75 million as of March 31, 2001.

     The Company has earn-out arrangements with the former shareholders of Zeven-Klapper Beheer B.V.and ITinera Services N.V. Any payments resulting from these earn-out arrangements will be recorded as adjustments to the purchase price upon the time they become certain. No such adjustments have been recorded yet.

6.   Subsequent Events

     On April 2, 2000 the Company sold 850,000 ordinary shares at [euro symbol omitted]49 per share and raised [euro symbol omitted]39.9 million in aggregate net proceeds, after offering expenses, in connection with the exercise by the underwriters of their over-allotment option in the Third Equity Offering.

     On April 20, 2000, VersaTel and NorthPoint Communications Group, Inc., created VersaPoint N.V., pursuant to a joint venture agreement, dated March 8, 2000. VersaPoint N.V. will combine NorthPoint's DSL Network deployment and operations expertise with Versatel's established broadband local access network, DSL operations in the Benelux and Germany, and local market and regulatory experience. NorthPoint and Versatel will equally fund VersaPoint's start-up costs and the initial capital requirements through a [euro symbol omitted]100 million (in aggregate) cash investment and the contribution of certain assets.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

     We are a rapidly growing, competitive communications network operator in our target market of the Benelux and northwest Germany. We are a leading alternative to the former monopoly telecommunications carriers in these regions. Our objective is to become the leading fully integrated provider of local access, facilities-based broadband services, including voice, data and Internet services, to customers in our target market. We provide high-quality, competitively priced telecommunications, data and Internet services to four targeted market segments:

         o Business Services -- small- and medium-sized businesses located throughout our target market.

         o Local Access Services -- high bandwidth users within our target market located near to and who may be directly connected with our network.

         o Data Services -- high bandwidth data customers with multiple sites throughout our target market.

         o Carrier Services -- other telecommunications, data and Internet service providers.

     Our growth to date has been driven by the continued increase in the number of customers we serve and the expansion of our products and services offering to include data and Internet services. We have increased our customer base both through organic growth and through acquisitions, such as our acquisitions of Svianed B.V., which increased our ability to provide data services, VEW Telnet GmbH and KomTel GmbH, which established our presence in Germany. We anticipate that net losses also will continue to increase due to increasing selling, general and administrative costs related to the expansion of our business, the short-term leasing of access capacity, higher borrowing costs and increased depreciation and amortization costs resulting from the continuing build-out of our network. Currency fluctuations between the euro and the U.S. dollar also may have an adverse impact on our net income.

     On March 24, 2000, we acquired 80% of the outstanding common shares of KomTel GmbH, a leading alternative fiber network operator in the Schleswig-Holstein and Hamburg regions of Northern Germany, for [euro symbol omitted]61.6 million in cash and the assumption of approximately [euro symbol omitted]13.0 million in existing debt. We have an option to purchase the remaining 20% from Stadtwerke Flensburg GmbH in 2002 for [euro symbol omitted]
15.4 million. Through KomTel, we have gained access to 1,078 km of fiber optic network, most of which is leased.

     On March 8, 2000, we entered into a joint venture agreement with NorthPoint Communications Group, Inc., to form a new company, VersaPoint N.V. VersaPoint intends to rapidly deploy DSL equipment and sell DSL services on a wholesale basis to Internet Service Providers and communications companies throughout the Benelux and Northwest Germany and eventually across Western Europe. We expect that VersaPoint will launch its services by the end of the third quarter of 2000. Also in March 2000, we launched "24hours", a Dutch language business ISP/portal. 24hours targets the rapidly growing small- and medium-sized business market in The Netherlands.

     We recently reorganized our Internet activities into a separate business unit and appointed a new senior management team recruited primarily from UUNet to manage these activities. This business unit, Versatel Internet, will focus primarily on the small business and residential Internet markets. It will consist of Zon, one of the largest residential ISP/portals in The Netherlands with over 500,000 subscribers;

VuurWerk, a leading web hosting company in The Netherlands for the small business market with over 12,000 web hosting customers and 35,000 domain name registrations; CS Net, a leading business-to-business e-commerce facilitator; ITinera, a leading Belgian web hosting company and ISP; and 24hours, our new Dutch language business ISP/portal.

Revenues

     Historically, our revenues were derived primarily from minutes of long distance telecommunications services billed to small- and medium-sized businesses and to a lesser extent residential customers. Initially, our revenues were generated in The Netherlands and later Belgium. Over the course of the past year the composition of our customer base, service offering and geographical focus has changed substantially as a result of the further development of our network, acquisitions (Svianed B.V., VEW Telnet and KomTel) and the expansion of our product offering. As a result, we have significantly increased the portion of our revenues generated from fixed monthly fees, expanded our geographical focus to include northwest Germany and expanded our customer base to include larger customers. We have started to generate revenues from larger customers, such as the GAK Group, which represented 13.6% of our revenues for the three months ended March 31, 2000. Also, for the three months ended March 31, 2000, 46.5% of our revenues were generated from the provision of data and Internet services. In addition, with the VEW Telnet and KomTel acquisitions, we have expanded our geographical focus to include northwest Germany. We have changed our approach to reaching residential customers by offering carrier select hosting services to switchless resellers, who themselves target the residential market. We believe that this approach is a more cost-effective way of reaching residential customers. As our network expands and as we have available capacity, we intend to increase our marketing efforts in the carrier services segment to increase the use of our network and to capture revenues and margins from markets we do not target directly.

     The following table sets forth the total number of customers for telephony services, based on the number of invoices issued, for the fiscal years ended December 31, 1998 and December 31, 1999 and for the three months ended March 31, 1999 and March 31, 2000. As a result of our recent acquisitions, our total number of customers, including data and Internet customers, but excluding subscribers to Zon, is more than 38,000 as of March 31, 2000.


                                                        Fiscal Years Ended                  Three Months Ended
                                                           December 31,                          March 31,
                                                -----------------------------------  ---------------------------
                                                      1998              1999              1999              2000
                                                ----------------- -----------------  --------------- -----------
                                                                            (at period end)
Telephony Customers

     Business customers........................      5,649             15,844             7,180            17,328
     Residential customers.....................      1,234              3,148             1,507             3,896
     Wholesale customers.......................          4                 36                 7                40
                                                    ------            -------            ------           -------
       Total...................................      6,887             19,028             8,694            21,264


     The total revenues attributable to our operations for the fiscal years ended December 31, 1998 and December 31, 1999 and for the three months ended March 31, 1999 and March 31, 2000.


                                                        Fiscal Years Ended                  Three Months Ended
                                                           December 31,                          March 31,
                                                      -----------------------             -----------------------
                                                          1998       1999                      1999       2000
                                                      -----------  ----------             -----------   ---------
                                                                         (euros in thousands)
Revenues
     Business customers
         Telephony.............................      15,643            31,695            6,033            14,124
         Data..................................          --            14,109               --             5,752
         Internet..............................         407             4,942              376             2,844
     Residential customers
         Telephony.............................         175               405              105               737
         Internet..............................          --               286               --             1,242
     Wholesale customers
         Telephony.............................       1,727             5,194              520               757
         Data..................................          --                --               --             1,082
         Internet..............................          --             1,907               --             2,637
                                                   --------         ---------            ------          --------
               Total...........................      17,952            58,538             7,034           29,175


     In 1997, all our revenues were generated in The Netherlands. In October 1998, we started generating revenues in Belgium and in December 1999, we started generating revenues in Germany. The geographical composition of our revenues for the fiscal years ended December 31, 1998 and December 31, 1999 and for the three months ended March 31, 1999 and March 31, 2000 was as follows:


                                                        Fiscal Years Ended                 Three Months Ended
                                                           December 31,                          March 31,
                                                -----------------------------------  ---------------------------
                                                      1998              1999              1999           2000
                                                ----------------- -----------------  --------------- -----------
                                                                         (euros in thousands)

     The Netherlands...........................      17,844            52,323            6,645            20,795
     Belgium...................................         108             4,417              389             3,190
     Germany...................................          --             1,798               --             5,190
                                                     ------            ------            -----           -------
       Total...................................      17,952            58,538            7,304            29,175

     Our revenues, which are derived from minutes of communications traffic billed, fixed broadband fees and subscription fees, are allocated to the period in which the traffic has terminated or fees have been generated. The percentage of our revenues attributable to fixed fees has increased, principally as a result of the Svianed acquisition. In addition, through our own number ranges in The Netherlands and Belgium, through number portability in The Netherlands and through Internet traffic generated by Zon Netherlands N.V., our Internet service provider, which forms a part of our Internet division, Versatel

Internet, we generate revenues from terminating minutes. We generally price our communications services at a discount to the local PTTs and expect to continue this pricing strategy as we expand our operations. In general, prices for communications services have decreased over the last several years. As a result, we have experienced and expect to continue to experience declining revenues per minute. This trend has accelerated as the number of traffic minutes attributable to internet traffic generated by Zon has increased. KPN Telecom N.V. reduced its prices per minute of telecommunications traffic billed in January 1999, May 1999, October 1999 and January 2000 with reductions of approximately 10.0%, 20.0%, 5.0% and 2.0%, respectively, which reductions are expected to have an adverse impact on margins in the near term as we have responded by reducing our prices. In Belgium, Belgacom introduced several discount programs for selected customer groups, which we subsequently matched. Germany has experienced similar levels of price reductions. Additionally, we expect to increase our national billable minutes, which are priced at lower rates than international minutes. As national and wholesale billable minutes and minutes attributable to termination of our Internet traffic increase as a percentage of total billable minutes, average revenue per billable minute will further decline. However, due to technological improvements, liberalization of the European telecommunications market and increased available transmission capacity, both from third parties and as we build out our network, we expect costs per minute to decline as well. Management believes that the decline of per minute prices will out-pace the decline in per minute costs in the near term, resulting in downward pressure on operating margins. Management believes that over the long term, this trend will reverse and operating margins will thereby improve; however, there can be no assurances that this will occur. If reductions in costs do not in fact out-pace reductions in revenues, we may experience a substantial reduction in its margins on calls which, absent a significant increase in billable minutes of traffic carried or increased charges for other services, would have a material adverse effect on our business and financial results. In addition, the introduction of the euro has made pricing more transparent in the European telecommunications market, which may lead to further competition and price decreases.

Cost of Revenues

     Our costs of revenues are comprised of origination costs, network costs and termination costs and are both fixed and variable. Origination costs represent the cost of carrying traffic from the customer to our network. Origination charges for calls transported to our network are variable and are incurred on a per minute basis, including the call set-up charges. Origination charges for business and residential customers are charged by the PTTs to us.

     Over the past year we have experienced a significant decrease in origination costs and we expect that these origination costs will continue to decrease, although at a more moderate level. In addition, as we continue to build our network, we intend to connect directly as many business customers as economically feasible to the network, thereby eliminating origination charges for these customers. These decreases would be offset to some extent by amortization and depreciation charges associated with the build out of our network. There can be no assurance that the trend in decreasing access costs will continue. As a result, if origination costs do not continue to decrease, anticipated decreases in revenues per minute would cause us to experience a decline in gross margins per billable minute which would have a material adverse effect on our business and financial performance.

     Network costs represent the cost of transporting traffic between our switches and points of interconnection and consist of depreciation and amortization costs and the cost of leased lines. To date, our network costs have primarily consisted of the cost of leased lines as well as Internet uplink costs.

     Network costs represent the cost of transporting traffic between our switches and points of interconnection and consist of depreciation and amortization costs and the cost of leased lines. To date, our network costs have primarily consisted of the cost of leased lines as well as Internet uplink costs. Over time, we expect a reduction in the cost of our leased lines as traffic is shifted onto our owned network. In addition, as we provision Svianed's traffic onto our network, we will experience a significant reduction in the cost of leased lines currently attributable to Svianed. This shift of traffic, however, has not occurred as rapidly as we had originally anticipated due to our focus on expanding our network to connect new customers and central office locations to generate new revenues. This has negatively impacted our operating margins in recent periods. We expect depreciation and amortization costs to increase due to depreciation of the VEW Telnet network and the continuing build out of our backbone network.

     Termination costs are the per minute costs associated with using carriers to carry a call from the point of interconnection to the final destination. Through least-cost routing, our switches direct calls to the most cost-efficient carrier for the required destination. As we build out our network to new points of interconnection, we expect to be able to reduce average termination costs per minute. For example, since we established a direct link from Amsterdam to Rotterdam, we no longer pay for national termination costs on that route and only pay local and regional termination costs from the point of interconnection in Rotterdam to the final destination in that city. We also believe that per minute termination costs will continue to decrease due to several additional factors, including: (a) the incremental build out of our network, which will increase the number of carriers with which we interconnect, (b) the increase of minutes we originate, which should lead to higher volume discounts available to us, (c) more rigorous implementation of the European Community directives requiring cost-based termination rates and leased line rates and (d) the emergence of new telecommunication service providers and the construction of new transmission facilities, which should result in increased competition. There can be no assurance, however, that the trend of decreasing termination costs will continue.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses are comprised primarily of salaries, employee benefits, office and administrative expenses, professional and consulting fees and marketing costs. These expenses have increased as we have developed and expanded our workforce, and they are expected to continue to increase as we expand and establish new operations. Selling, general and administrative expenses as a percentage of revenue will continue to vary from period to period as a result of start-up costs relating to the development of new products and the expansion into new regions such as northwest Germany and into complementary businesses such as Versatel Internet.

     We have grown substantially since our inception and we intend to continue to grow by adding more sales, marketing and customer support staff and by establishing additional sales offices. This growth involves substantial training and start-up costs, a large portion of which will be reflected as fixed costs and will be recorded as selling, general and administrative charges. Accordingly, our results of operations will vary depending on the timing and speed of our expansion strategy and, during a period of rapid expansion, selling, general and administrative expenses will be relatively higher than during more stable periods of growth.

Depreciation and Amortization

     We capitalize and depreciate our fixed assets, including switching and transmission equipment, routers, fiber optic cable and rights of use, over periods ranging from two to 30 years. In addition, we capitalize and amortize the cost of installing dialers at customer sites. The development of our network will require large capital expenditures and larger depreciation charges in the future. In particular, our acquisition of Svianed and our recent acquisitions of VEW Telnet and KomTel will significantly increase our goodwill amortization charges in future periods. Increased capital expenditures will adversely affect our future operating results due to increased depreciation charges and interest expense.

Foreign Exchange

     We have substantial U.S. dollar denominated assets and liabilities and our revenues are generated and costs incurred in certain other currencies, primarily the Dutch guilder. We are therefore exposed to fluctuations in the U.S. dollar and other currencies, which may result in foreign exchange gains and/or losses. The Netherlands, Belgium and Germany have all adopted the euro, and as a result, we are no longer exposed to any fluctuations between the Dutch guilder, Belgian franc and the German mark. A number of equipment purchases and consultancy activities are billed to us in currencies other than Dutch guilders.

Results of Operations

For the three months ended March 31, 2000 compared to the three months ended March 31, 1999

     Revenues increased by [euro symbol omitted]22.2 million to [euro symbol omitted]29.2 million for the three months ended March 31, 2000 from [euro symbol omitted]7.0 million for the three months ended March 31, 1999, representing an increase of 314.8%. The growth in revenues resulted primarily from the addition of new customers, the introduction of data and Internet services in The Netherlands and Belgium, the acquisitions of Svianed and VEW Telnet and an increase in wholesale traffic. Included in the revenues for the three months ended March 31, 2000 are the revenues of Svianed (acquired June 1, 1999) of [euro symbol omitted]6.5 million and the revenues of VEW Telnet (acquired December 1, 1999) of [euro symbol omitted]5.2 million. Revenues for the three months ended March 31, 2000 as compared to the same period in 1999 were negatively impacted by frequent price reductions resulting from competitive pressures.

     The number of customers for telephony services increased by 12,570 to 21,264 as of March 31, 2000 from 8,694 as of March 31, 1999. As a result of our recent acquisitions, however, our total number of customers, including data and Internet customers, but excluding subscribers to Zon, increased to more than 38,000 as of March 31, 2000. Since the inception of Zon on August 31, 1999 it has generated over 500,000 subscribers to its Internet services as of March 31, 2000.

     Cost of revenues increased by [euro symbol omitted]16.5 million to [euro symbol omitted]22.2 million for the three months ended March 31, 2000 from [euro symbol omitted]5.7 million for the three months ended March 31, 1999, primarily reflecting an increase in billable minutes, increasing interconnect capacity and short-term network capacity requirements (leased lines) in Belgium, Internet uplinks and international leased lines to London and Frankfurt. Leased line costs also increased as a result of using leased lines to connect customers directly to our backbone network as demand for our services exceeded our ability to build out these customer connections without unreasonable delay to the customer. We also experienced delays in migrating Svianed traffic from leased lines to our backbone network. Finally, our cost of revenues also has increased as Dutch mobile operators have instituted call-blocking to prevent lower cost international rerouting alternatives to the relatively expensive termination costs for fixed-to-mobile calls.

     Selling, general and administrative expenses increased by [euro symbol omitted]27.5 million to [euro symbol omitted]36.7 million for the three months ended March 31, 2000 from [euro symbol omitted]9.2 million for the three months ended March 31, 1999, representing an 301.3% increase. This primarily resulted from an increase in the cost of staff (including temporary personnel and consultants) in the areas of network operations, customer service, sales and marketing, installation services, accounting personnel, additional facilities cost, expenses related to the expansion of our Belgium operations and additional expenses as a result of the acquisitions of Svianed and VEW Telnet.

     Depreciation and amortization expenses increased by [euro symbol omitted]13.9 million to [euro symbol omitted]15.3 million for the three months ended March 31, 2000 from [euro symbol omitted]1.4 million for the three months ended March 31, 1999. This increase was primarily related to capital expenditures incurred in connection with the expansion of our network, an increase in the number of dialers installed due to customer growth and the purchase of computer equipment and office furniture for new employees and the amortization of goodwill of [euro symbol omitted]3.9 million and [euro symbol omitted]0.7 million as a result the acquisitions of Svianed and VEW Telnet, respectively.

     Currency exchange losses, net, increased by [euro symbol omitted]5.8 million to [euro symbol omitted]24.1 million for the three months ended March 31, 2000 from a loss of [euro symbol omitted]18.3 million for the three months ended March 31, 1999 due to losses on our U.S. dollar denominated liabilities resulting from the appreciation of the U.S. dollar against the euro.

     Interest income increased by approximately [euro symbol omitted]6.5 million to [euro symbol omitted]9.2 million for the three months ended March 31, 2000 from [euro symbol omitted]2.7 million for the three months ended March 31, 1999. This increase was primarily related to our positive cash balance as a result of the high yield offerings in May and November of 1998, the high yield offering in July 1999, the initial public offering, the equity offering and the convertible notes offering in December 1999 and the high yield offering, equity offering and the convertible notes offering in March 2000.

     Interest expense increased by [euro symbol omitted]17.5 million to [euro symbol omitted]28.3 million for the three months ended March 31, 2000 from [euro symbol omitted]10.8 million for the three months ended March 31, 1999. This increase is primarily related to the accrual of interest expense on the notes issued in the high yield offerings in 1998, 1999 and 2000 and the convertible notes offerings in 1999 and 2000.

 .
Liquidity and Capital Resources

     We have incurred significant operating losses and negative cash flows as a result of the development of our business and network. Prior to May 1998, we financed our growth primarily through equity and subordinated loans from its shareholders. In May 1998, we issued units consisting of $225 million principal aggregate amount of 13 1/4% senior notes due 2008 and warrants to purchase 3,000,000 (as adjusted for a two-for-one stock split in April 1999) of our ordinary shares ("the First High Yield Offering") and raised net proceeds, after transaction expenses, of $216.2 million, $80.6 million of which was invested in U.S. government securities placed in escrow to fund the first six interest payments on the notes issued in the First High Yield Offering. In December 1998, we issued units consisting of $150 million principal aggregate amount of 13 1/4% senior notes due 2008 and warrants to purchase 2,000,100 (as adjusted for a two-for-one stock split in April 1999) of our ordinary shares (the "Second High Yield Offering") and raised net proceeds, after transaction expenses, of $139.5 million, $45.7 million of which was invested in U.S. government securities placed in escrow to fund the first five interest payments on the notes issued in the Second High Yield Offering.

     In July 1999, we issued [euro symbol omitted]120 million 11 7/8% Senior Euro Notes due 2009 and $180 million 11 7/8% Senior Dollar Notes due 2009 (the "Third High Yield Offering") and raised net proceeds, after transaction expenses, of [euro symbol omitted]116.1 million and $173.9 million, $152.1 million of which was used to repay certain interim loans, obtained to acquire Svianed. Concurrently with the Third High Yield Offering, along with a number of selling shareholders, we sold 21,250,000 ordinary shares in the form of shares and American Depositary Shares ("ADSs") in an initial public offering (the "Initial Public Offering"). In August 1999, we sold an additional 3,187,500 ordinary shares in connection with an over-allotment option granted to the underwriters in the Initial Public Offering. We raised aggregate net proceeds, after transaction expenses, of [euro symbol omitted]174.5 million and $35.5 million, in the Initial Public Offering. The shares are listed on the Amsterdam Stock Exchange under the symbol "VRSA" and the ADSs are quoted on the Nasdaq National Market under the symbol "VRSA".

     In December 1999, we issued and sold 15,000,000 ordinary shares (the "Second Equity Offering") for aggregate net proceeds, after offering expenses, of approximately [euro symbol omitted]506.6 million and [euro symbol omitted]300 million of 4% senior convertible notes due 2004 in a private placement to institutional investors (the "First Convertible Notes"). With respect to the First Convertible Notes, we raised aggregate net proceeds, after offering expenses, of approximately [euro symbol omitted]292.5 million.

     In March 2000, 8,500,000 of our ordinary shares were sold in our third equity offering ("Third Equity Offering" and, together with the Initial Public Offering and the Second Equity Offering, the "Equity Offerings"), of which 4,250,000 were sold by some of our shareholders, for aggregate net proceeds to the Company, after offering expenses, of approximately [euro symbol omitted]198.4 million. We also issued [euro symbol omitted]360 million 4% senior convertible notes due 2005 (the "Second Convertible Notes", and together with the First Convertible Notes, the "Convertible Notes") for aggregate net proceeds, after offering expenses of approximately [euro symbol omitted]350.0 million. In addition, we issued [euro symbol omitted]300 million 11 1/4% senior notes due 2010 (the "Fourth High Yield Offering", and, together with the First High Yield Offering, the Second High Yield Offering and the Third High Yield Offering, the "High Yield Offerings") for aggregate net proceeds, after offering expenses, of approximately [euro symbol omitted]282.0 million. On April 2, 2000, the Company sold an additional 850,000 ordinary shares and raised [euro symbol omitted]39.9 million in aggregate net proceeds, after offering expenses, in connection with the exercise by the underwriters of their over-allotment option in the Third Equity Offering.

     We have used a significant amount of the net proceeds of the High Yield Offerings, the Equity Offerings and the offerings of Convertible Notes to make capital expenditures related to the expansion and development of its network, to acquire various companies, to fund operating losses and for other general corporate purposes.

     To date, we have made limited use of bank facilities and capital lease financing. We may seek to raise senior secured debt financing in the future to fund the expansion of its network and for general corporate purposes.

     Although we currently maintain significant cash balances, we will require additional capital to continue funding the expansion and development of our network and service offerings. In addition to continuing the build out of our network, we expect that we will need additional capital to expand our local access network, invest in Internet activities, fund our investment in VersaPoint N.V. and the fiber transmission related to the digital subscriber line (or DSL) roll-out, as well as for acquisitions. In addition, we anticipate that we may want to participate in auctions for UMTS wireless licenses in our target market.

     The proceeds from the three offerings in March 2000, combined with our existing cash balances, together with other available financings and cash flows from operations, will provide us with sufficient capital to fund planned capital expenditures and anticipated losses for at least the next 12 to 18 months. We expect that we will need to raise substantial additional funds through public or private financings or from financial institutions.

     We are required to meet our debt service obligations on the notes issued in the Third High Yield Offering and the Fourth High Yield Offering and the Convertible Notes out of cash reserves and net cash flow. In addition, starting November 15, 2001, our funds that have been placed in escrow to cover interest payments on the notes issued in the First High Yield Offering and the Second High Yield Offering will have been exhausted. As a result, we will need to increase substantially our net cash flow in order to meet our debt service obligations.

     The general rate of inflation has been low in The Netherlands, Belgium, Luxembourg and Germany in recent years. We do not expect that inflationary pressures in the future, if any, will have a material effect on our results of operations or financial condition.

     Net cash used in operating activities was [euro symbol omitted]46.2 million for the three month period ended March 31, 2000 compared to net cash provided by operating activities of [euro symbol omitted]4.4 million for the three month period ended March 31, 1999. This increase was primarily the result of an increase in operating losses, the increase in depreciation of our operational network assets and the increase in accounts receivable as a result of increased revenues.

     Net cash used in investing activities was [euro symbol omitted]139.0 million in the three month period ended March 31, 2000 compared to [euro symbol omitted]23.7million in the three month period ended March 31, 1999. This increase was the result of the acquisition of KomTel, ongoing capital expenditures to expand our network and operations as well as the finance cost incurred in the first quarter as a result of the Fourth High Yield Offering, the Third Equity Offering and the Second Convertible Notes.

     Net cash provided by financing activities was [euro symbol omitted]861.3 million the three month period ended March 31, 2000 compared to no cash provided during the three month period ended March 31, 1999. This increase was primarily the result of the Fourth High Yield Offering, the Third Equity Offering and the Second Convertible Notes.

ITEM 3.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET

RISK

     Our financial department manages our funding, liquidity and exposure to foreign exchange rate risks. It is our policy not to enter into any transactions of a speculative nature.

     Our debt obligations that are denominated in U.S. dollars expose us to risks associated with changes in the exchange rates between the U.S. dollar and the Dutch guilder, Belgian franc and German marks (which currencies are now pegged to the euro) in which our revenues are denominated. However, in conjunction with the First High Yield Offering and the Second High Yield Offering, we have placed in escrow and pledged for the benefit of the holders of the notes issued in the First High Yield Offering and the Second High Yield Offering U.S. government securities sufficient to pay interest due on the notes issued in the First High Yield Offering and the Second High Yield Offering until and including the scheduled interest payment on May 15, 2001.

     The notes issued in the First High Yield Offering and the Second High Yield Offering will mature on May 15, 2008. The notes issued in the Third High Yield Offering will mature on July 15, 2009. The notes issued in the Fourth High Yield Offering will mature on March 30, 2010. The First Convertible Notes will mature on December 17, 2004 and the Second Convertible Notes will mature on March 30, 2005. Unless previously redeemed or converted, we are not required to make any mandatory redemptions (other than an offer to repurchase these notes upon a change in control of Versatel) prior to maturity of these notes. Since the interest rate on each of the notes issued in the High Yield Offerings is fixed and the effective interest rate on the First Convertible Notes and the Second Convertible Notes increases at fixed increments, we have limited our exposure to risks due to fluctuations of interest rates. At March 31, 2000, the fair value of the notes issued in the High Yield Offerings was approximately [euro symbol omitted]992.3 million and the fair value of our Convertible Notes was approximately [euro symbol omitted]754.8 million.

     The costs and expenses relating to the construction of our network and the development of our sales and marketing resources will largely be in Dutch guilders, Belgian francs, German marks and, increasingly, euros. Therefore, the construction of our network and the development of our sales and marketing resources will also be subject to currency exchange rate fluctuations as we exchange the proceeds from the remaining proceeds from our dollar denominated offerings to pay our construction costs. However, as of March 31, 2000, we had exchanged all but $37.0 million of the proceeds from these offerings into Dutch guilders or euros. Prior to the application of the net proceeds from these offerings, such funds have been invested in short-term investment grade securities. Versatel from time to time hedges a portion of its foreign currency risk in order to lock into a rate for a given time. In addition, we may become subject to greater foreign exchange fluctuations as we continue to expand our operations outside The Netherlands and receive more revenues denominated in currencies other than Dutch guilders, although the introduction of the euro has largely eliminated these risks as all three Benelux countries and Germany have adopted the euro as their legal currency.

                           PART II - OTHER INFORMATION

ITEM 1.       LEGAL PROCEEDINGS

     We have filed complaints in the past with the European Commission, OPTA and the Minister of Transport and Waterways of The Netherlands as part of our regulatory strategy. We also make routine filings with the regulatory agencies and governmental authorities in the countries in which we operate or intend to operate.

     From time to time, we are involved in routine litigation in the ordinary course of business. We believe that no currently pending litigation, to which we are a party, will have a material adverse effect on our financial position or results of operations.

ITEM 2.       CHANGES IN SECURITIES

              None.

ITEM 3.       DEFAULTS UPON SENIOR SECURITIES

              None.

ITEM 4.       SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

              None.

ITEM 5.       OTHER INFORMATION

              None

ITEM 6.       EXHIBITS AND REPORTS ON FORM 8-K

              None.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 15, 2000.

                                            Versatel Telecom International N.V.


                                             By:      /s/ R. GARY MESCH
                                                -----------------------------
                                                      R. Gary Mesch
                                                      Managing Director

                                             By:      /s/ RAJ RAITHATHA
                                                -----------------------------
                                                      Raj Raithatha
                                                      Chief Financial Officer